

July 14, 2011

<u>Via E-Mail</u>
Mr. Eric L. Kash
Chief Executive Officer and Chief Financial Officer
PSI Corporation
7222 Commerce Center Dr., Suite 210
Colorado Springs, Colorado 80919

   Re: PSI Corporation
      Amendment No. 1 to Preliminary Information
      Statement on Schedule 14C
      Filed: June 29, 2011
      File No. 000-20317

Dear Mr. Kash:

  We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note your response to comment 1 in our letter dated June 10, 2011 and the list of stockholders in Exhibit A in your response dated June 29, 2011. Based on the number of shareholders in Exhibit A, it appears that you may have engaged in a partial solicitation to obtain written consents for the action to be taken in the information statement. We refer you to Rule 14a-2(b)(2) and the definition of solicitation contained in Rule 14a-1(l) of the Exchange Act. Please provide us with your analysis of whether management engaged in a partial solicitation subject to the filing requirements and provisions of Regulation 14A. We may have further comment.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Staff Attorney, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

James Allegretto
Senior Assistant Chief Accountant

cc: Richard G. Satin
       Ruskin Moscou Faltischek, P.C.